Filed by Consonance-HFW Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Consonance-HFW Acquisition Corp.

Commission File No. 001-39635

Surrozen Presents Data at 2021 International Liver Conference for Wnt-Modulating Antibody SZN-043

Company to advance SZN-043 toward first-in-human clinical studies in 2022

SOUTH SAN FRANCISCO, Calif., June 25, 2021 – Surrozen Inc., a biotechnology company discovering and developing drug candidates to selectively modulate the Wnt pathway, announced today that data from preclinical studies of SZN-043 were presented during The Digital International Liver Congress™ 2021 (ILC), the Annual Meeting of the European Association for the Study of the Liver (EASL).

The one oral presentation and three poster presentations discussed data from studies of SZN-043, Surrozen’s hepatocyte-targeted R-spondin mimetic, in mice and various disease models. A replay of the oral presentation and copies of posters will be available in the Investors & Media section of Surrozen’s website.

“These data add to the body of evidence that gives us confidence in the potential for SZN-043 in addressing severe liver diseases with a truly unique therapeutic approach,” said Craig Parker, President and Chief Executive Officer of Surrozen. “We look forward to continuing to evaluate SZN-043 as we move it toward clinical investigation in 2022.”

In an oral presentation titled, “SZN-043, a Hepatocyte-Targeted R-spondin Mimetic, Promotes Transient Hepatocyte Proliferation and Zonal Gene Expression Changes in Mice,” results demonstrated the program’s ability to target hepatocytes and transiently promote their proliferation, suggesting its utility as a regenerative therapy for liver diseases.

In a poster presentation titled, “SZN-043, a hepatocyte targeted R-spondin mimetic, induces hepatocyte proliferation in acute acetaminophen-induced liver injury model,” the data provided supporting evidence that SZN-043 can induce hepatocyte-specific regeneration in the setting of an acetaminophen overdose, can improve liver function and can reduce the area of necrosis.

Data presented in a poster presentation titled, “Pharmacokinetics, Pharmacodynamics, and toxicology of SZN-043, a hepatocyte-targeted Wnt potentiator, in nonhuman primates,” indicated that non-human primates can be safely dosed up to 125 mg/kg twice weekly for two weeks without adverse effects. SZN-043 showed target-mediated drug disposition and pharmacokinetics that were consistent with that of an IgG-based molecule binding to the hepatocyte membrane protein ASGR1.

In a poster presentation titled, “SZN-043, a Hepatocyte-targeted-R-spondin mimetic, stimulates hepatocyte proliferation in an acute alcoholic hepatitis model,” the data showed the potential of SZN-043 to stimulate hepatocyte-specific cell regeneration, to activate the Wnt signaling pathway and to improve hepatic function in aging mice after a prolonged chronic binge ethanol treatment.

About Wnt Signaling

Wnt signaling plays key roles in the control of development, homeostasis, and regeneration of many essential organs and tissues, including liver, intestine, lung, kidney, retina, central nervous system, cochlea, bone, and others. Modulation of Wnt signaling pathways has potential for treatment of degenerative diseases and tissue injuries. Surrozen’s platform and proprietary technologies have the potential to overcome the limitations in pursuing the Wnt pathway as a therapeutic strategy.

About Surrozen

Surrozen is a biotechnology company discovering and developing drug candidates to selectively modulate the Wnt pathway. Surrozen is developing tissue-specific antibodies designed to engage the body’s existing biological repair mechanisms with potential application across multiple disease areas, including inflammatory bowel disease, hepatitis, eye diseases, hearing loss, lung and airway diseases, and certain neurological disorders. For more information, please visit surrozen.com.

Additional Information

In connection with the Business Combination, the Company has filed with the U.S. Securities and Exchange Commission’s (“SEC”) a Registration Statement on Form S-4 (the “Registration Statement”), which includes a preliminary prospectus noted above with respect to the securities of CHFW to be issued in connection with the Business Combination to Surrozen stockholders and as well as a proxy statement with respect to the shareholder meeting of CHFW to vote on the Business Combination and related matters. CHFW will mail a definitive proxy statement/final prospectus and other relevant documents to its shareholders after the Registration Statement is declared effective by the SEC. This communication is not a substitute for the Registration Statement, the definitive proxy statement/final prospectus or any other document that CHFW will send to its shareholders in connection with the Business Combination. The definitive proxy statement/final prospectus will contain important information about CHFW, Surrozen and their respective business and related risks, the combined company, including pro forma financial information and the proposed Business Combination and related matters. Investors and security holders of CHFW are advised to read, when available, the proxy statement/prospectus in connection with CHFW’s solicitation of proxies for its extraordinary general meeting of shareholders to be held to approve the Business Combination (and related matters) because the proxy statement/prospectus will contain important information about the Business Combination and the parties to the Business Combination. Investors and security holders of Surrozen are advised to read, when available, the proxy statement/prospectus in connection with the written consent of Surrozen stockholders. The definitive proxy statement/final prospectus will be mailed to shareholders of CHFW as of a record date to be established for voting on the Business Combination. Shareholders will also be able to obtain copies of the proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Consonance-HFW Acquisition Corp., 1 Palmer Square, Suite 305, Princeton, NJ.

Participants in the Solicitation

CHFW, Surrozen and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of CHFW’s shareholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination of CHFW’s directors and officers in CHFW’s filings with the SEC, including the Registration Statement filed with the SEC by CHFW, which includes the preliminary proxy statement of CHFW for the Business Combination, and such information and names of Surrozen’s directors and executive officers is also in the Registration Statement filed with the SEC by CHFW.

Forward Looking Statements

Certain statements made herein are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the Business Combination between CHFW and Surrozen and the potential for, data regarding and benefits of the Wnt pathway. These statements are based on the current expectations of CHFW’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of CHFW and Surrozen. These statements are subject to a number of risks and uncertainties regarding CHFW’s businesses and the Business Combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to, general economic, political and business conditions; the inability of the parties to consummate the Business Combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Business Combination; the receipt of an unsolicited offer from another party for an alternative business transaction that could interfere with the Business Combination; the risk that the approval of the shareholders of CHFW or the stockholders of Surrozen for the potential transaction is not obtained; failure to realize the anticipated benefits of the Business Combination, including as a result of a delay in consummating the potential transaction or difficulty in integrating the businesses of CHFW and Surrozen; the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; the ability of the combined company to grow and manage growth profitably and retain its key employees; the amount of redemption requests made by CHFW’s shareholders; the inability to obtain or maintain the listing of the post-acquisition company’s securities on Nasdaq following the Business Combination; costs related to the Business Combination; risks related to the matters set forth in the Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies, issued by the Division of Corporate Finance of the SEC on April 12, 2021; and those factors discussed in the Registration Statement and in CHFW’s annual report on Form 10-K for the year ended December 31, 2020 (as amended and restated), and other filings with the SEC. There may be additional risks that CHFW presently does not know or that CHFW currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements provide CHFW’s expectations, plans or forecasts of future events and views as of the date of this communication. CHFW anticipates that subsequent events and developments will cause CHFW’s assessments to change. However, while CHFW may elect to update these forward-looking statements at some point in the future, CHFW specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing CHFW’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Disclaimer

This communication is for informational purposes only and is neither a proxy statement, nor a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction, nor an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Media Contact

Ian Stone, Managing Director

CanaleComm

Tel.: (619) 518-3518

Email: ian.stone@canalecomm.com